Filed by WellPoint Health Networks Inc.
pursuant to Rule 425 of the Securities
Act of 1933 and deemed filed pursuant
to Rule 14a-12 of the Securities
Exchange Act of 1934

Subject Company: WellPoint Health Networks Inc.
Commission File No.: 1-13083

        This filing contains certain forward-looking information about Anthem, Inc. (“Anthem”), WellPoint Health Networks Inc. (“WellPoint”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem and WellPoint, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Anthem and WellPoint; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem’s merger with WellPoint, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; future bio-terrorist activity or other potential public health epidemics; and general economic downturns. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither Anthem nor WellPoint undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Anthem’s and WellPoint’s various SEC reports, including but not limited to Anthem’s and WellPoint’s Annual Reports on Form 10-K for the year ended December 31, 2003.

        This filing may be deemed to be solicitation material in respect of the proposed merger of Anthem and WellPoint. In connection with the proposed transaction, Anthem has filed on November 26, 2003 a registration statement on Form S-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC. Anthem will file a definitive registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. SHAREHOLDERS OF ANTHEM AND STOCKHOLDERS OF WELLPOINT ARE ENCOURAGED TO READ THE DEFINITIVE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE

BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Anthem and stockholders of WellPoint. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903, or from WellPoint Investor Relations at 1 WellPoint Way, Thousand Oaks, CA 91362.

        Anthem, WellPoint and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning Anthem’s participants is set forth in the proxy statement, dated April 16, 2004, for Anthem’s 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning WellPoint’s participants is set forth in WellPoint’s Amendment No. 1 on Form 10-K/A filed with the SEC on April 29, 2004. Additional information regarding the interests of Anthem’s and WellPoint’s participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC.

* * *

        The following information was and will be available to employees of WellPoint Health Networks Inc. commencing on May 5, 2004.

2

Link to searchable text of slide shown above

Link to searchable text of slide shown above

WellPoint WorkSite | Merger Transition Planning - Microsoft Internet Explorer provided by WellPoint Health Networks

File Edit View Favorites Tools Help

Address http://teamsite.wellpoint.com/iw/cci/meta/no-injection/iw-mount/intranet/main/Corporate/CorpDepts/WORKAREA/JSilver-Hil/zz_tst_sico60_0_preview.asp

WELLPOINT

WorkSite

WLP Stock Quote: 75.76 +5.16 as of Jul 24, 4:04 PM Eastern

SEARCH: Associates WorkSite

last name, first GO

Merger Transition Planning

Merger Transition
Planning Site

Welcome to the WellPoint/Anthem Merger Transition Planning Site

0 Hierarchical Menu Trees Created | Internet

Start | Inbox - Microsoft Outlook | TeamSite - Microsoft Inte... | Merger Planning Site | TeamSite Templating Dat... | WellPoint WorkSite | ... | 3:23 PM

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

WellPoint WorkSite | Merger Transition Planning | Messages from Leonard Schaeffer - Microsoft Internet Explorer provided by Wel

File Edit View Favorites Tools Help

Address http://teamsite.wellpoint.com/iw/cci/meta/no-injection/iw-mount/intranet/main/Corporate/CorpDepts/WORKAREA/JSilver-Hill/zz_tst_sico60_0_preview.asp

WELLPOINT

WorkSite

as of Jul 24, 4:04 PM Eastern

SEARCH: Associates WorkSite

last name, first

Merger Transition Planning

Messages from Leonard Schaeffer

Messages from
Leonard Schaeffer

Leonard D. Schaeffer
Chairman & Chief Executive Officer
WellPoint

0 Hierarchical Menu Trees Created | Internet

Start | Inbox - Microsoft Outl... | TeamSite - Microsoft I... | Microsoft PowerPoint ... | TeamSite Templating ... | WellPoint WorkSite... | 9:26 AM

Link to searchable text of slide shown above

I am pleased to tell you that on Sunday, October 26, WellPoint and Anthem signed a definitive agreement to merge.  The combined company, which will continue to be named WellPoint, will be the largest health benefits company in the nation, with more than 26 million members and 40,000 associates.

The WellPoint Board of Directors approved this merger because they felt doing so would ensure our ability to best serve our customers at this critical point in our nation’s healthcare history.  The combination of an aging population and a rapidly evolving science base has caused the cost of healthcare to accelerate at an unsustainable rate.  Health plans will need to do a better job of moderating premium increases.

By merging WellPoint and Anthem, we are creating a company that will be best positioned to address the many challenges that face our industry today, as well as those that will develop in the future.  The combined company should be able to achieve significant economies of scale so that our operating units can offer a broad array of products and services at the most affordable prices.

I will serve as Chairman of the Board and Larry Glasscock, Chairman and CEO of Anthem, will serve as CEO of WellPoint.  WellPoint’s corporate headquarters will move to Indianapolis, Indiana.  The headquarters of all current WellPoint Blue plans will remain in their respective locations and, to assure continuity of leadership, the Presidents and leadership of these Blue plans will be asked to continue in their current roles.

The Integration Team will be co-chaired by Alice Rosenblatt, WellPoint’s Chief Actuary and Executive Vice President of Integration Planning/Implementation, and Mike Smith, the Chief Financial Officer of Anthem.  Alice and Mike will work together to ensure that the combined company has the proper organizational structure and staffing to meet the evolving needs of our members.

We expect the proposed merger to receive all the necessary regulatory approvals and to close by the middle of next year.

Please check WorkSite for a copy of the Press Release, an Associate Q&A and other information about the merger.  We will share a great deal of information with you over the next few weeks, and your management will meet with you to answer specific questions.

In the interim, please continue to focus on serving our customers.  It is your dedication that has made WellPoint the most admired company in our industry.  Please accept my congratulations and thanks for your support of our customers.  Your efforts will soon make WellPoint the largest benefits company in the United States.

Thank you.

*     *     *     *    *    *

Leonard D. Schaeffer

Chairman & CEO

WellPoint WorkSite | Merger Transition Planning | Chairman's Reports - Microsoft Internet Explorer provided by WellPoint Health

File Edit View Favorites Tools Help

Address http://teamsite.wellpoint.com/iw/cci/meta/ni-np/iw-mount/intranet/main/Corporate/CorpDepts/WORKAREA/JSilver-Hill/MergerTransPlan/msg_CR.asp

WELLPOINT

WorkSite

WLP Stock Quote: 75.76 +5.16 as of Jul 24, 4:04 PM Eastern

SEARCH: Associates WorkSite

last name, first GO

Merger Transition Planning

Chairman's Reports

Messages from
Leonard Schaeffer

Chairman's Report 138 - March 2004

0 Hierarchical Menu Trees Created | Internet

Start | Inbox - Microsoft Outl... | TeamSite - Microsoft I... | Microsoft PowerPoint ... | TeamSite Templating ... | WellPoint WorkSite... | 9:31 AM

Link to searchable text of slide shown above

No. 138 • March 2004

Chairman’s Report

Introduction

WellPoint plays a vital role in the financing and delivery of affordable, accessible and quality health care in America. Working together we have achieved great success in this industry. I believe the future offers even greater promise for our associates, our customers and our Company. This report describes the pending merger with Anthem and how it enhances our leadership position in what may be the fastest growing sector of the economy over the next 10 years.

Meeting Industry Challenges

The American health care system faces significant challenges, some of which will become exciting opportunities for WellPoint. One challenge relates to medical technology, which continues to change as medical science advances. Many of these advances will lead to better medical outcomes for all. The critical issue is affordability – we must continue to find creative ways to finance coverage for new medical breakthroughs while meeting our customers’ needs and expectations.

Another challenge is meeting the needs of the Baby Boomers who, as a group, will live longer and therefore consume many more health care services than past generations. Our choice-based product innovations and financial stability can offer substantial value over time to our aging population.

A third challenge is to meet consumer expectations for more health care information and to support physicians in clinical decision making. Health plans will increasingly compete on the basis of analytical capability. They will use their membership base to collect, aggregate and interpret large amounts of data to provide added value to customers and health care professionals. We intend to use data and to develop methodologies that help our members get the right care at the right place at the right time.

The upcoming merger positions WellPoint to take the lead in addressing these industry issues.

The combined company will continue to be called WellPoint, and will be the nation’s leading health insurer with significant size and scale across the U.S. The Company will have greater capability to meet growing consumer demand for medical information, more effective communication and reduced administrative abrasion. Upon close, no other health plan will have this kind of local market presence in so many geographic areas.

The Merger

There are many reasons why all of us should feel enthusiastic about the combined company:

•                    The merger creates the nation’s premier health benefits company with the strength and breadth to continue to redefine and lead our industry.

Chairman’s Report No. 138                 For Internal Distribution Only

1

•                    The merger combines two outstanding management teams with similar cultures and organizational structures. I will remain chairman of the board, Larry Glasscock will serve as chief executive officer and Dave Colby will continue his role as chief financial officer.

•                    The combined company will retain the local management model that has proven so successful for both companies. For example, each WellPoint Blue plan will continue to operate as it currently does, with our leadership continuing in their roles.

•                    We also will continue to use the UNICARE and HealthLink brands.

•                    WellPoint and Anthem both have successful track records in integration.

•                    The growth of WellPoint as the nation’s premier health benefits company should provide greater career opportunities for our associates.

Growth Opportunities

While the combined organization will work to reduce administrative inefficiencies, the most significant potential for our customers and associates is growth in WellPoint’s business units. We believe many more consumers and employer groups, large and small, will see the value of the Company’s broad product mix, including specialty offerings; strong local provider networks; health information and improvement programs; and higher service levels through enhanced e-commerce capabilities.

Specifically, we plan to introduce WellPoint’s individual and small group products and services to Anthem’s markets. We also expect to effectively utilize Anthem’s experience with e-commerce and national accounts. In addition, there exist significant opportunities to expand our specialty business, particularly pharmacy benefit management services. And lastly, the merger will allow us to combine and use best practices in medical management and contracting to better address medical cost trends.

Merger Timeline

We currently expect the transaction with Anthem to close in mid-2004. We are working through the regulatory approval process, which includes obtaining the approval of state regulators in various states. We must also obtain approvals from the Blue Cross Blue Shield Association and both companies’ shareholders. The merger recently received clearance from the U.S. Department of Justice.

WellPoint and Anthem must remain separate companies and continue to conduct separate business operations until the transaction closes. This means that until we officially merge, WellPoint associates should view Anthem like any other competitor when it comes to disclosing or discussing business issues. Any questions regarding disclosure of information should be directed to Tom Geiser or Alice Rosenblatt.

We will continue to communicate information about the status of the merger as additional approvals are obtained. Once the merger closes, communications with all associates will accelerate to keep you informed about integration progress.

2

Conclusion

You have helped build WellPoint into the most admired and respected company in our industry – that is the reason that the combined company will continue to be called WellPoint. Our track record for excellence in the health care industry is unmatched.

We must not allow the pending merger to distract us from our responsibility to serve our customers. We must continue to focus on meeting our customers’ needs and in so doing, achieve our 2004 goals.

As Chairman of the Board of Directors of the combined companies, I will be extremely active in setting the Company’s strategic direction, overseeing the Board’s review of Company performance, assuring that we continue to have the best talent available, and expanding WellPoint’s presence and influence within the health care policy arena. I am confident in the future of our business, and believe this merger will provide us with the tools and resources necessary to maintain our leadership position well into the 21st century.

Thank you for your continued dedication to our customers.

3

WellPoint WorkSite | Merger Transition Planning | WellPoint's Continued Excellence - Microsoft Internet Explorer provided by Wo

File Edit View Favorites Tools Help

Back Search Favorites Media

Address http://teamsite.wellpoint.com/iw/cci/meta/ni-np/iw-mount/intranet/main/Corporate/CorpDepts/WORKAREA/JSilver-Hill/MergerTransPlan/msg_WLP.asp Go

WELLPOINT

WorkSite

WLP Stock Quote: 75.76 +5.16
as of Jul 24, 4:04 PM Eastern

SEARCH: Associates WorkSite
last name, first GO

Merger Transition Planning

WellPoint's Continued Excellence

Messages from
Leonard Schaeffer

0 Hierarchical Menu Trees Created Internet

Start TeamSite - Microsoft Intern... WellPoint WorkSite | Merg... 9:00 AM

Link to searchable text of slide shown above

Link to searchable text of slide shown above

WellPoint WorkSite | Merger Transition Planning | The Future of Health Care - Microsoft Internet Explorer provided by WellPoint

File Edit View Favorites Tools Help

Address http://teamsite.wellpoint.com/iw/cci/meta/ni-np/iw-mount/intranet/main/Corporate/CorpDepts/WORKAREA/JSilver-Hill/MergerTransPlan/msg_FutureHC.asp

WELLPOINT
WorkSite

WLP Stock Quote: 75.76 +5.16 as of Jul 24, 4:04 PM Eastern

SEARCH: Associates WorkSite

last name, first GO

Merger Transition Planning

The Future of Health Care

Messages from
Leonard Schaeffer

0 Hierarchical Menu Trees Created | Internet

Start | Inbox - Microsoft Outl... | TeamSite - Microsoft I... | Microsoft PowerPoint ... | TeamSite Templating ... | WellPoint WorkSite... | 9:34 AM

Link to searchable text of slide shown above

WellPoint WorkSite | Merger Transition Planning | Presentations - Microsoft Internet Explorer provided by WellPoint Health Netw

File Edit View Favorites Tools Help

Back Search Favorites Media

Address http://teamsite.wellpoint.com/iw/cci/meta/ni-np/iw-mount/intranet/main/Corporate/CorpDepts/WORKAREA/JSilver-Hill/MergerTransPlan/msg_pres.asp Go

WELLPOINT
WorkSite

WLP Stock Quote: 75.76 +5.16 as of Jul 24, 4:04 PM Eastern

SEARCH: Associates WorkSite

last name, first GO

Merger Transition Planning

Presentations

Messages from
Leonard Schaeffer

WellPoint and Anthem Investor Presentation - 5/5/04

0 Hierarchical Menu Trees Created | Internet

Start | Inbox - Microsoft... | JessicaSlvHll's ... | TeamSite - Micro... | Merger Planning ... | Microsoft Power... | WellPoint Wo... | 6:16 PM

Link to searchable text of slide shown above

WELLPOINT – ANTHEM

About the Merger

1

Transaction Details

•                    WellPoint and Anthem have signed a definitive agreement to merge

•                    Will create the leading health benefits company in the country

•                    WellPoint’s shareholders will receive $23.80 in cash and one share of Anthem common stock per WellPoint share

2

Why This Merger is a Historic Event

•                    Strain on the American health care system due to:

•                    Advancing medical technology

•                    Baby boomer generation

•                    Expanding consumer expectations

•                    Positions the combined company to take the lead in addressing these challenges

3

Facts about the Combined Company

As of 3/31/04	Anthem	WellPoint	Combined

Medical Members	12.5 million	15.4 million	27.9 million

Associates	20,000	20,000	40,000

4

What We Know About the Combined Company Organization

•                    The new company will be named WellPoint, Inc.

•                    Leonard Schaeffer will be the Chairman of the Board

•                    Larry Glasscock will be the CEO

•                    David Colby will be EVP and CFO

5

Regional Operating Model

•                    Local decision-making and management

•                    13 Blue plans

•                    Presidents and leadership of WellPoint’s Blue Plans continue in roles

•                    Current brand names, including UNICARE and HealthLink, will continue

•                    Corporate headquarters in Indianapolis, Indiana

6

Integration Teams

•                    Integration will be co-chaired by:

•                    Michael Smith, Anthem EVP and CFO

•                    Alice Rosenblatt, WellPoint EVP of Integration Planning/Implementation and Chief Actuary

•                    Integration work will start as soon as possible

7

Next Steps

•                    Regulatory approvals in multiple states

•                    SEC approval

•                    Hart-Scott-Rodino approval

•                    BCBSA approval

•                    Expected close by mid-2004

8

Discussion

9

WellPoint and Anthem Investor Presentation – 5/5/04

The content of this document may be found in the 425 filed by WellPoint Health Networks Inc. on May 6, 2004.

WellPoint WorkSite | Merger Transition Planning | Merger Q&A - Microsoft Internet Explorer provided by WellPoint Health Network

File Edit View Favorites Tools Help

Back Search Favorites Media

Address http://teamsite.wellpoint.com/iw/cci/meta/ni-np/iw-mount/intranet/main/Corporate/CorpDepts/WORKAREA/JSilver-Hill/MergerTransPlan/QA_main.asp Go Links

Search for Web Search Rank: 12,312

WELLPOINT
WorkSite

WLP Stock Quote: 75.76 +5.16 as of Jul 24, 4:04 PM Eastern

SEARCH: Associates WorkSite

last name, first GO ?

Merger Transition Planning

Merger Q&A

Merger Questions
& Answers

0 Hierarchical Menu Trees Created Internet

Start Inbox - Microsoft Outl... TeamSite - Microsoft I... Microsoft PowerPoint ... TeamSite Templating ... WellPoint WorkSite... 9:40 AM

Link to searchable text of slide shown above

WellPoint WorkSite | Merger Transition Planning | Merger Q&A - Microsoft Internet Explorer provided by WellPoint Health Network

File Edit View Favorites Tools Help

Address http://teamsite.wellpoint.com/iw/cci/meta/no-injection/iw-mount/intranet/main/Corporate/CorpDepts/WORKAREA/JSilver-Hill/zz_tst_sico60_0_preview.asp

WELLPOINT

WorkSite

WLP Stock Quote: 75.76 +5.16 as of Jul 24, 4:04 PM Eastern

SEARCH: Associates WorkSite

last name, first GO

Merger Transition Planning

Merger Q&A

Merger Questions
& Answers

WellPoint - Anthem Merger Associate Q&A - 10/27/03

0 Hierarchical Menu Trees Created | Internet

Start | Inbox - Micro... | Merger Plann... | TeamSite - M... | Celebrate Co... | Microsoft Po... | TeamSite Te... | WellPoint W... | 11:34 AM

Link to searchable text of slide shown above

WorkSite Posting

WellPoint-Anthem Proposed Merger

Associate Q&A

Transaction

Q.            What does it mean that we have signed a definitive agreement with Anthem?

A.    It means that we have signed an agreement to combine with Anthem. The financial terms of the agreement are that WellPoint’s shareholders will receive $23.80 in cash and one share of Anthem common stock per WellPoint share.

Q.  What does this mean for our shareholders?

A.  Each share of WellPoint stock will be exchanged for $23.80 in cash and one share of Anthem common stock per WellPoint share.

Q. When do we expect the transaction to close and what needs to happen?

A. This transaction will require regulatory approval in multiple states, as well as by the Securities and Exchange Commission, Blue Cross Blue Shield Association and the shareholders of both companies. We expect to close by mid-2004.

Q. What can you tell me about Anthem?

A. Anthem’s mission is to improve the health of the people it serves. Anthem is a publicly traded company that, through its subsidiaries, provides health care benefits to nearly 12 million members in nine states – Indiana, Ohio, Kentucky, Connecticut, Maine, New Hampshire, Virginia, Colorado and Nevada – where it markets Blue Cross Blue Shield products. Anthem is headquartered in Indianapolis, Indiana, and has about 20,000 associates in the local markets it serves. Anthem is committed to: being an employer of choice; to community involvement in charitable causes and public health initiatives; to providing access to quality health care that’s affordable; to offering a broad array of health plans at different premium levels, with the most extensive physician and hospital networks; and to providing distinctive customer service. Like WellPoint, Anthem is one of the nation’s most admired health care companies. As of Sept. 30, 2003, Anthem had revenues of $16.5 billion.

Q. Why are we doing this – aren’t we already a very big company?

A. There are many challenges in the health care system today, and we expect even greater challenges ahead including advancing medical technology, the wave of aging Baby Boomers, and expanding consumer expectations.  These will all continue to strain the American health care system.  We want to take the lead in addressing these challenges.  This merger creates the nation’s leading health benefits company with an outstanding platform to set the industry standard, and better serve our members, employer groups, physicians and hospitals, agents and brokers, and our communities.  Our vision is to redefine the industry by providing more value to our constituents through innovative, choice-based products, significant service enhancements, simplified transactions, and better access to information for quality care. Together, the companies have substantial opportunities for operational synergies and cost savings, plus the ability to spread administrative costs over a much larger membership base to continue to help keep premiums affordable. The affiliation creates additional opportunities to expand collaborative reimbursement programs that reward physicians and hospitals for clinical quality and excellence that results in improved health for all our members.

1

Q. What will be the size of the combined company?

A. The company will have approximately 26 million medical members. In 13 states, we will operate as the Blue Cross and/or Blue Shield licensee. We’ll have about 40,000 associates. Combined 2003 revenues will be more than $36 billion.

Organization

Q. What will the merged company be called and what will the stock symbol be?

A. The corporate name will be WellPoint, Inc. In addition, we will, for now, continue to use our brand names in the states where we operate. Each company will also continue to use its current stock symbol. Prior to closing, we will ask the New York Stock Exchange to allow the combined company to adopt the stock symbol WLP.

Q. What will happen to our current Executive Team?

A. Leonard Schaeffer will become the chairman of the board of WellPoint, Inc. Larry Glasscock, who is currently chairman and CEO of Anthem will be chief executive officer of the combined company. David Colby, WellPoint’s chief financial officer, will become executive vice president and chief financial officer. Mike Smith, Anthem’s current executive vice president and chief financial officer, will co-chair the merger integration team with Alice Rosenblatt, WellPoint’s executive vice president, Integration Planning/Implementation and chief actuary. Once the work is complete, Smith will retire as previously planned. To assure continuity of leadership, the presidents of WellPoint’s and Anthem’s Blue Plans will be asked to continue in their current roles.

Q. Where will corporate headquarters be located?

A. The corporate headquarters will be in Indianapolis, Indiana. The new company will continue to have strong local presence with headquarters of each state plan remaining in their current locations. The headquarters for BCBSGA will remain in Atlanta; the headquarters for BCC will remain in the Aranda Center; the headquarters for BCBSMo will remain in St. Louis; and the headquarters for BCBSWI and GHS will remain in Milwaukee. We also expect the headquarters for UNICARE to stay in Chicago and HealthLink’s headquarters to remain in St. Louis.  To assure continuity of leadership the presidents of WellPoint’s and Anthem’s Blue Plans will be asked to continue in their current roles.

Q. How is Anthem organized?

A. Anthem has a regional operating model that recognizes that health care is local, and emphasizes local decision-making. Regional and local leaders manage the functions that directly touch customers, including medical management, provider relations, sales, claims operations and product development to name a few. They are able to implement new product and quality programs that respond to the unique needs of their markets. The company also uses a “shared services” model that includes Legal, Communications, Human Resources and others.

2

Anthem is organized into four regions: East; Southeast; Midwest and West. The East consists of Connecticut, Maine and New Hampshire. Virginia (excluding the immediate Washington D.C. suburbs) anchors the Southeast. The Midwest, where Anthem was founded in 1944, consists of Indiana, Ohio and Kentucky. The West region is comprised of Colorado and Nevada. Anthem has a number of specialty companies to provide a full range of benefits to customers, including providing group life and disability insurance benefits, pharmacy benefit management, dental, vision and behavioral health benefits administration. The company also has a Medicare processor, AdminaStar Federal.

Q. Will we see organizational changes and if so, when?

A. Integration teams will quickly begin studying the similarities and differences between our companies and coming up with recommendations for an organization structure for the combined company.

Planning

Q. What will be the Mission, Vision and Goals of the merged company?

A. One of the reasons this merger makes sense is that our companies already share business approaches, philosophies and values, as well as a common mission of improving the health of our members. We will soon establish joint integration planning teams that will work on many things, including a more in-depth comparison of the two companies’ vision, mission and goals.

•                    Anthem’s mission is to improve the health of the people it serves.

•                  Anthem’s goal is to be among the best and biggest in its industry with the size and scale to deliver the best product value with the best people. This will be accomplished through the following strategic objectives:

•                    Meet or exceed performance of the best competitors

•                    Achieve necessary scale and market share in each region to compete in the 21st century

•                    Achieve competitive edge through product value for consumers

•                    Become employer of choice in the health care management industry and targeted geographic markets

•                    Operating Imperatives are to:

•                    Grow profitable enrollment

•                    Reduce administrative cost

•                    Optimize cost of care

•                    Improve the health of our members

•                    Deliver distinctive service

•                    Develop our associates

•                    Core Values, which guide Anthem’s daily business and the actions of its associates, are:

•                    Customer focus

•                    Commitment to excellence

•                    Continuous improvement and innovation

•                    Results with integrity

•                    Teamwork

3

Q. What happens to our 2004 plans and budgets?

A. Since we expect that the transaction will not close until mid-2004, we will move forward with our 2004 plans and budgets. Beginning very soon and over the next several months, both companies will work closely to determine integration strategies for going forward. An integration plan will look to incorporate best practices from both companies. We have found this method to be effective in quickly achieving synergies while still meeting local and regional needs.

Q. What happens to UNICARE and HealthLink?

A. The combined company will have Blue branded products in 13 states. However, UNICARE and HealthLink give us the opportunity to meet customer needs in the other 37 states. Beginning very soon and over the next several months, both companies will work closely to determine integration strategies for going forward including if existing UNICARE business should be transitioned to Blue brands as we did when we acquired Blue Cross and Blue Shield of Georgia. If such transitions to Blue brands occur it will most likely only affect Individual, Small Group and Key Accounts business, and will only be done if it will provide our customers with better networks or lower premiums.

Q. What happens to the IT multi-year plan?

A. Many of our associates have worked very hard on developing a strong, sound IT Multi-Year Plan that positions us to meet the current and future needs of our customers.  This plan will also position the combined company to meet such needs.

Employment

Q. What happens if I lose my job or get asked to relocate?

A. Keep in mind that we will probably not close this transaction until mid-2004. If, at that time, you lose your job, WellPoint Transition Benefits (severance, benefit continuation, and outplacement services) will apply. You would be eligible for WellPoint Transition Benefits if you are asked to work at a location that is more than 50 miles from your current location. However, we expect the headquarters of our business divisions to remain where they are. To assure continuity of leadership, the presidents of WellPoint’s and Anthem’s Blue Plans will be asked to continue in their current roles. Both companies are committed to being an employer of choice in their markets and in the health care industry.

4

Q. What will happen to my benefits?

A. For the time being, there is no change. Open enrollment for benefits this month and next will continue as planned. Since it will take until mid-2004 to close, it is unlikely that you will see any changes for calendar year 2004. Beginning very soon and over the next several months, both companies will work closely to determine integration strategies for going forward, including human resources policies and the best total compensation package to provide to associates of the combined company. Both companies are committed to being an employer of choice in their markets and in the health care industry.

Q. I am a long service associate. What happens to my years of service when we close?

A. There will be no change to your years of service. Your current credited service will continue to be recognized.  For example, if you had 10 years of service with BCBSGA when WellPoint acquired BCBSGA in March 2001, if this transaction closes in 2004, you would have 13 years of service in the new company.

UNICARE and HealthLink

Q. How will UNICARE and HealthLink operate in Anthem states like Indiana and Virginia?

A. We have experienced this situation in the past with other mergers.  We expect UNICARE and HealthLink sales staff to continue to sell business in these states.  This announcement does not change our remaining 2003 or 2004 sales targets.

Cobalt

Q. What does this mean for our integration plans for Cobalt?

A. The integration plans will remain in effect. We will continue with our plans to convert to the WellPoint payroll and financial systems.  Cobalt will continue to use its existing brand names.

Q. What does this mean to the Wisconsin United for Health Foundation?

A. Since the Wisconsin United for Health Foundation just received 3.1 million shares of WellPoint stock, the foundation should increase in value depending on the closing price of Anthem’s stock when the transaction closes. Based on Anthem’s Oct. 24, 2003, closing stock price, the value would have been just over $100 per share.

Integration

Q. When will integration activities begin?

A. Beginning very soon and over the next several months, both companies will work closely to determine integration strategies for going forward. We expect teams to look at many areas including IT, finance, human resources, operations, communications and more. An integration plan will look to incorporate best practices from both companies. We have found this method to be effective in quickly achieving synergies while still meeting local and regional needs.

The overall integration will be led by Mike Smith from Anthem, who is the company’s executive vice president and chief financial officer, and Alice Rosenblatt, WellPoint’s executive vice president, Integration Planning/Implementation and chief actuary. Other individual team leaders will be announced later.

5

Medicare Intermediary/Carrier Processing

Q. What does this mean for me if I work for GHS (UGS and TrustSolutions)?

A. Since Anthem also does Medicare processing, an integration team will be established very soon to develop integration strategies. For the time being, there isn’t any change.

Q. What does this mean for me if I work in Georgia and do Part A processing?

A. Since Anthem also does Medicare processing, an integration team will be established very soon to develop integration strategies.  For the time being, there isn’t any change.

SSSSP

Q. How does this affect me if I work for Specialty Products?

A. Anthem also offers specialty products, including pharmacy benefits, behavioral health, dental and life insurance. Beginning very soon and over the next several months, both companies will work closely to determine integration strategies for going forward including how best to provide more specialty products to more members.

Q. How does this affect me if I work for State Sponsored Programs?

A. Anthem offers State Sponsored programs in various states through its local Blue plans. Beginning very soon and over the next several months, both companies will work closely to determine integration strategies for this area. For the time being, there isn’t any change.

Q. How does this affect me if I work for Senior within SSSSP?

A. Anthem currently handles Senior as a customer segment of the local Blue plan. Beginning very soon and over the next several months, both companies will work closely to determine integration strategies for this area. For the time being, there isn’t any change.

Other

Q. Where can I get additional information?

A. We will continue to keep you informed on important events relating to this transaction through our normal communications channels including WorkSite, Chairman’s Reports, the Source and e-mails. For specific questions, you can write to our Chairman through AskTheChairman on our e-mail system.

Q. This whole thing concerns me. What should I do?

A. Change is often difficult and can cause emotional reactions. Remember, you can obtain assistance through our Employee Assistance Program. Just call 888-777-6665 for confidential assistance.

Q. Should I do anything differently as a result of this announcement?

A. No. Our business will continue to operate as before with a strong local presence in all our markets. It’s vitally important that everyone continue to be focused on meeting the needs of all of our customers and providing excellent customer service.

6

THIS DOCUMENT CONSTITUTES PART OF THE OFFICIAL PROSPECTUS COVERING SECURITIES THAT HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933.

INFORMATION ON THE EMPLOYEE STOCK PURCHASE PLAN

You should have previously received the Summary Plan Description/Prospectus for WellPoint Health Network Inc.’s Employee Stock Purchase Plan.  The Prospectus summarizes the terms and conditions under which shares of WellPoint’s common stock are to be offered under the Employee Stock Purchase Plan.  If you have misplaced your copy of the Prospectus or wish to obtain a new copy, please contact WellPoint’s executive offices at 1 WellPoint Way, Thousand Oaks, CA  91362, attention: Corporate Secretary.

The following information is intended to summarize the effect of the proposed merger of WellPoint with Anthem on WellPoint’s Employee Stock Purchase Plan.

1.             What effect will the merger of WellPoint and Anthem have on the Employee Stock Purchase Plan (the “Plan”)?

In accordance with the terms of the Plan, immediately before the merger is completed (even if on a day other than the end of the current Plan offering period), all of your contributions to the Plan in the current offering period will be used to purchase WellPoint shares.  The purchase price will be equal to a 15% discount from the lesser of (i) the closing price on the first day of the offering period and (ii) the closing price on the merger closing date.  As with all offering periods, you will only purchase whole shares — any contributions not used to purchase whole shares will be promptly refunded to you.  For more information, you should refer to Q&A No. 22 in your original Summary Plan Description/Prospectus for the Plan.

2.             What happens to my Plan shares when the merger is completed?

Any shares purchased in the offering period that will end on the merger closing date, as well as any unsold shares purchased in any prior offering periods, will be treated like any other outstanding WellPoint shares.  That is, each share will be converted into the right to receive one Anthem share and $23.80 in cash.  Once the merger is completed, you will receive a mailing from the combined company’s exchange agent telling you how to complete the exchange of your WellPoint shares.

3.             What is the tax effect of the merger for me with regard to my Plan shares?

The conversion of your Plan shares into Anthem shares and cash, as described above, is not a disqualifying disposition and thus, will not trigger ordinary income for you at the close of the merger.  However, like other WellPoint stockholders, you will be taxed at the short-term capital gains rate on the lesser of your gain on the merger exchange or the cash received ($23.80 per share).  The gain on the merger exchange is the value of the Anthem shares you receive plus the $23.80 in cash, less your initial basis in your shares.

Your basis in your Anthem shares will be your initial basis in your WellPoint shares decreased by the cash you received and increased by any gain you recognized on the merger.

Going forward, in order for the sale of your Anthem shares to be considered a qualifying disposition, which is taxed at the long-term capital gain rate, you need to have held your Plan shares (i) more than two (2) years from the start date of your offering period under the Plan, and (ii) more than one (1) year after the actual purchase of your shares (the merger closing date).  Any sale which occurs prior to the satisfaction of both of those holding periods will be a disqualifying disposition.

The following is a brief example:

Immediately prior to the close of the merger, John Doe had $5,000 of contributions in the Plan, which were used to purchase 65 WellPoint shares (Assuming a purchase price of $76.50, based on 85% of $90.00).  Upon completion of the merger, these shares were converted into 65 Anthem shares and $1,547 in cash.

Mr. Doe’s initial basis in the shares is $76.50 per share.  Assuming the Anthem shares were priced at $75 on the closing date, Mr. Doe’s gain on the merger exchange was $22.30 per share (i.e. (($75.00 + $23.80)-$76.50), which was less than the $23.80 per share cash received.  Thus, Mr. Doe will be taxed on $22.30 per share at the short-term capital gain rate.

Mr. Doe’s basis in the Anthem shares going forward is $75.00 per share (i.e. $76.50 - $23.80 + 22.30).

See your original Summary Plan Description/Prospectus for more information on qualifying and disqualifying dispositions.

WellPoint WorkSite | Merger Transition Planning | Ask Your Question - Microsoft Internet Explorer provided by WellPoint Health

File Edit View Favorites Tools Help

Address http://teamsite.wellpoint.com/iw/cci/meta/ni-np/iw-mount/intranet/main/Corporate/CorpDepts/WORKAREA/JSilver-Hill/MergerTransPlan/forms/index.asp

WELLPOINT

WorkSite

WLP Stock Quote: 75.76 +5.16 as of Jul 24, 4:04 PM Eastern

SEARCH: Associates WorkSite

last name, first

Merger Transition Planning

Ask Your Question

Name:

Email Address:

Work Phone: (area code included)

Merger-Related Subject: 4/13/2004

Type your question below:

0 Hierarchical Menu Trees Created | Internet

Start | Inbox - Microsoft Outl... | TeamSite - Microsoft I... | Microsoft PowerPoint ... | TeamSite Templating ... | WellPoint WorkSite... | 9:43 AM

Link to searchable text of slide shown above

WellPoint WorkSite | Merger Transition Planning | Ask Your Question - Microsoft Internet Explorer provided by WellPoint Health

File Edit View Favorites Tools Help

Address http://teamsite.wellpoint.com/iw/cci/meta/ni-np/iw-mount/intranet/main/Corporate/CorpDepts/WORKAREA/JSilver-Hill/MergerTransPlan/forms/index.asp

Site Contact: Corporate Communication
Email: Heather.Rim@WellPoint.Com

Ask Your Question

Name:

Email Address:

Work Phone: (area code included)

Merger-Related Subject: 5/3/2004

Type your question below:

Submit

0 Hierarchical Menu Trees Created | Internet

Start | Merger Planning Site | Microsoft PowerPoint ... | TeamSite - Microsoft I... | WellPoint WorkSi... | 9:07 AM

Link to searchable text of slide shown above

WellPoint WorkSite | Merger Transition Planning | Fact Sheets - Microsoft Internet Explorer provided by WellPoint Health Networ

File Edit View Favorites Tools Help

Back Search Favorites Media

Address http://teamsite.wellpoint.com/iw/cci/meta/ni-np/iw-mount/intranet/main/Corporate/CorpDepts/WORKAREA/JSilver-Hill/MergerTransPlan/details_factsheet.asp Go

WELLPOINT

WorkSite

WLP Stock Quote: 75.76 +5.16
as of Jul 24, 4:04 PM Eastern

SEARCH: Associates WorkSite

last name, first GO

Merger Transition Planning

Fact Sheets

Merger
Details

WellPoint/Anthem Merger Fact Sheet - 10/27/03

0 Hierarchical Menu Trees Created | Internet

Start | Inbox - Microsoft... | JessicaSilvHill's ... | TeamSite - Micro... | Merger Planning ... | Microsoft Power... | WellPoint Wo... | 6:18 PM

Link to searchable text of slide shown above

Facts about the Combined Company

As of 3/31/04	Anthem	WellPoint	Combined

Medical Members	12.5 million	15.4 million	27.9 million

Associates	20,000	20,000	40,000

WorkSite Posting

WELLPOINT/ANTHEM MERGER

DEFINITIVE AGREEMENT ANNOUNCEMENT

Monday, October 27, 2003

•                    On Sunday, October 26, 2003, WellPoint and Anthem, Inc. signed a definitive agreement to merge.  This new company will create the nation’s largest health plan

•                    The combined company will be named WellPoint, will be headquartered in Indianapolis, Indiana, have over 26 million members and generate over $38 Billion in annual revenues

•                    Leonard Schaeffer will be Chairman of the Board of the combined company and Larry Glasscock, Anthem’s Chairman and CEO, will be CEO of the combined company

•                    David Colby will be Executive Vice President and CFO of the combined company

•                    The company will be governed by a Board of Directors, comprised of 12 Anthem directors and 8 WellPoint directors

•                    Anthem has a history, culture and business model that are all highly compatible with WellPoint’s; Anthem is also organized by geography and customer segment

•                    Anthem’s operating philosophies, business practices and ethical standards make it an ideal partner for us

•                    The combined company will operate 13 Blue plans in California, Georgia, Missouri, Wisconsin, Indiana, Ohio, Kentucky, Virginia, Connecticut, New Hampshire, Maine, Nevada and Colorado

•                    Other, non-Blue, health operations will continue to do business under their existing brand names, such as UNICARE or HealthLink.  Anthem does not have health plans in Illinois or Texas

•                    The headquarters of all current WellPoint Blue plans will remain in their respective locations and, to assure continuity of leadership, the Presidents and leadership of these Blue plans will be asked to continue in their current roles

•                    Anthem has extensive specialty businesses, including pharmacy, dental, life, disability and behavioral health.  Over time, these businesses will be combined with WellPoint’s specialty businesses

1

•                    The transaction calls for each share of WellPoint stock to be exchanged for one share of Anthem stock plus $23.80 in cash

•                    The transaction is subject to approval by each company’s stockholders, insurance and managed care regulators, antitrust regulators and the Blue Cross Blue Shield Association.

•                    We expect the transaction to close by mid-year 2004

•                    The combined company will have approximately 40,000 associates

•                    The merger will create an entity with the scale to enable us to tackle the significant challenges our health care system will face over the next decade

•                    The combined company will have the size, scale and capabilities to:

•  Improve our customer service

•  Introduce the advances in technology that are needed to simplify the health coverage

•  process – to reduce the paperwork and complexity that face our members, to speed up

•  payment and simplify the processes with the provider community, and to enhance the

•  choices of products that we can offer

•  Utilize the data from our business to help our members select the highest quality providers

•  and the most effective treatments

•  Better meet the needs of National Accounts

•                    Integration Teams will be formed to determine how we can share best practices and best structure the combined company

•                    Coming together, with our Anthem colleagues, to create the new company will enable us to re-define health care in America and make WellPoint the largest benefits company in the United States

•                    The Press Release, an Associate Q&A and other important information are posted on WorkSite

2

WellPoint WorkSite | Merger Transition Planning | Human Resources Communications - Microsoft Internet Explorer provided by Well

File Edit View Favorites Tools Help

Address http://teamsite.wellpoint.com/iw/cci/meta/ni-np/iw-mount/intranet/main/Corporate/CorpDepts/WORKAREA/JSilver-Hill/MergerTransPlan/details_hr.asp

WELLPOINT

WorkSite

WLP Stock Quote: 75.76 +5.16 as of Jul 24, 4:04 PM Eastern

SEARCH: Associates WorkSite

last name, first

Merger Transition Planning

Human Resources Communications

Merger
Details

Employee Stock Purchase Plan - Q&A on Merger Impact

Email Distribution from Tom VanBerkem - 12/12/03

0 Hierarchical Menu Trees Created

Internet

Start | Inbox - Micro... | Merger Plann... | TeamSite - M... | Celebrate Co... | Microsoft Po... | TeamSite Te... | WellPoint W... | 11:36 AM

Link to searchable text of slide shown above

THIS DOCUMENT CONSTITUTES PART OF THE OFFICIAL PROSPECTUS COVERING SECURITIES THAT HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933.

INFORMATION ON THE EMPLOYEE STOCK PURCHASE PLAN

You should have previously received the Summary Plan Description/Prospectus for WellPoint Health Network Inc.’s Employee Stock Purchase Plan.  The Prospectus summarizes the terms and conditions under which shares of WellPoint’s common stock are to be offered under the Employee Stock Purchase Plan.  If you have misplaced your copy of the Prospectus or wish to obtain a new copy, please contact WellPoint’s executive offices at 1 WellPoint Way, Thousand Oaks, CA  91362, attention: Corporate Secretary.

The following information is intended to summarize the effect of the proposed merger of WellPoint with Anthem on WellPoint’s Employee Stock Purchase Plan.

1.             What effect will the merger of WellPoint and Anthem have on the Employee Stock Purchase Plan (the “Plan”)?

In accordance with the terms of the Plan, immediately before the merger is completed (even if on a day other than the end of the current Plan offering period), all of your contributions to the Plan in the current offering period will be used to purchase WellPoint shares.  The purchase price will be equal to a 15% discount from the lesser of (i) the closing price on the first day of the offering period and (ii) the closing price on the merger closing date.  As with all offering periods, you will only purchase whole shares — any contributions not used to purchase whole shares will be promptly refunded to you.  For more information, you should refer to Q&A No. 22 in your original Summary Plan Description/Prospectus for the Plan.

2.             What happens to my Plan shares when the merger is completed?

Any shares purchased in the offering period that will end on the merger closing date, as well as any unsold shares purchased in any prior offering periods, will be treated like any other outstanding WellPoint shares.  That is, each share will be converted into the right to receive one Anthem share and $23.80 in cash.  Once the merger is completed, you will receive a mailing from the combined company’s exchange agent telling you how to complete the exchange of your WellPoint shares.

3.             What is the tax effect of the merger for me with regard to my Plan shares?

The conversion of your Plan shares into Anthem shares and cash, as described above, is not a disqualifying disposition and thus, will not trigger ordinary income for you at the close of the merger.  However, like other WellPoint stockholders, you will be taxed at the short-term capital gains rate on the lesser of your gain on the merger exchange or the cash received ($23.80 per share).  The gain on the merger exchange is the value of the Anthem shares you receive plus the $23.80 in cash, less your initial basis in your shares.

Your basis in your Anthem shares will be your initial basis in your WellPoint shares decreased by the cash you received and increased by any gain you recognized on the merger.

Going forward, in order for the sale of your Anthem shares to be considered a qualifying disposition, which is taxed at the long-term capital gain rate, you need to have held your Plan shares (i) more than two (2) years from the start date of your offering period under the Plan, and (ii) more than one (1) year after the actual purchase of your shares (the merger closing date).  Any sale which occurs prior to the satisfaction of both of those holding periods will be a disqualifying disposition.

The following is a brief example:

Immediately prior to the close of the merger, John Doe had $5,000 of contributions in the Plan, which were used to purchase 65 WellPoint shares (Assuming a purchase price of $76.50, based on 85% of $90.00).  Upon completion of the merger, these shares were converted into 65 Anthem shares and $1,547 in cash.

Mr. Doe’s initial basis in the shares is $76.50 per share.  Assuming the Anthem shares were priced at $75 on the closing date, Mr. Doe’s gain on the merger exchange was $22.30 per share (i.e. (($75.00 + $23.80)-$76.50), which was less than the $23.80 per share cash received.  Thus, Mr. Doe will be taxed on $22.30 per share at the short-term capital gain rate.

Mr. Doe’s basis in the Anthem shares going forward is $75.00 per share (i.e. $76.50 - $23.80 + 22.30).

See your original Summary Plan Description/Prospectus for more information on qualifying and disqualifying dispositions.

WellPoint WorkSite | Merger Transition Planning | Press Releases - Microsoft Internet Explorer provided by WellPoint Health Net

File Edit View Favorites Tools Help

Address http://teamsite.wellpoint.com/iw/cci/meta/ni-np/iw-mount/intranet/main/Corporate/CorpDepts/WORKAREA/JSilver-Hill/MergerTransPlan/News_PR.asp

Search for | Web Search | Rank: 12,312

WELLPOINT

WorkSite

WLP Stock Quote: 75.76 +5.16 as of Jul 24, 4:04 PM Eastern

SEARCH: Associates WorkSite

last name, first GO

Merger Transition Planning

Press Releases

Merger
in the News

Anthem and WellPoint to Merge - 10/27/03

Combination will create nation's leading health benefits company.

0 Hierarchical Menu Trees Created | Internet

Start | Inbox - Microsoft Outl... | TeamSite - Microsoft I... | Microsoft PowerPoint ... | TeamSite Templating ... | WellPoint WorkSite... | 9:46 AM

Link to searchable text of slide shown above

news release

ANTHEM-WELLPOINT MERGER GETS

BLUE CROSS BLUE SHIELD ASSOCIATION APPROVAL

Indianapolis, IN and Thousand Oaks, CA – March 23, 2004 – Anthem, Inc. (NYSE: ATH) and WellPoint Health Networks Inc. (NYSE:WLP), today announced that the Blue Cross Blue Shield Association has granted unanimous approval of the transfer of WellPoint’s Blue licenses in connection with the pending merger of the two companies.

This is another milestone in the completion of the transaction, which the companies continue to expect to close by mid-year.

The transaction is subject to the approval by state regulatory agencies and the shareholders of both companies.  Dates for the shareholder meetings have not yet been set.

Contacts: Anthem	WellPoint

Investor Relations	Investor Relations
Tami Durle, 317-488-6390	John Cygul, 805-557-6789

Media	Media
Ed West, 317-488-6100	Ken Ferber, 805-557-6794

About Anthem

Anthem, Inc. is an Indiana-domiciled publicly traded company that, through its subsidiary companies, provides health care benefits to more than 11.8 million people and specialty benefits to 12.1 million people.  Anthem is the fifth largest publicly traded health benefits company in the United States and an independent licensee of the Blue Cross Blue Shield Association.  Anthem is the Blue Cross and Blue Shield licensee for Indiana, Kentucky, Ohio, Connecticut, New Hampshire, Colorado, Nevada, Maine and Virginia, excluding the immediate suburbs of Washington, D.C.  Anthem had assets of $13.2 billion as of September 30, 2003 and full year 2002 revenue of $13.3 billion.  More information about Anthem is available at www.anthem.com.

1

About WellPoint

WellPoint serves the health care needs of more than 15 million medical members and approximately 46 million specialty members nationwide through Blue Cross of California, Blue Cross and Blue Shield of Georgia, Blue Cross and Blue Shield of Missouri, Blue Cross Blue Shield of Wisconsin, HealthLink and UNICARE.  Visit WellPoint on the Web at www.wellpoint.com. Blue Cross of California, Blue Cross and Blue Shield of Georgia, Blue Cross and Blue Shield of Missouri and Blue Cross Blue Shield of Wisconsin are independent licensees of the Blue Cross and Blue Shield Association.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This document contains certain forward-looking information about Anthem, Inc. (“Anthem”), WellPoint Health Networks Inc. (“WellPoint”) and the combined company after completion of the proposed transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem and WellPoint, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Anthem and WellPoint; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem’s merger with WellPoint, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; future bio-terrorist activity or other potential public health epidemics; and general economic downturns. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

2

Neither Anthem nor WellPoint undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Anthem’s and WellPoint’s various SEC reports, including but not limited to the Anthem’s and WellPoint’s Annual Report on Form 10-K for the year ended December 31, 2003.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Anthem has filed on November 26, 2003 a preliminary registration statement on Form S-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC in connection with Anthem’s proposed merger with WellPoint. Anthem will file a final registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. SHAREHOLDERS OF ANTHEM AND STOCKHOLDERS OF WELLPOINT ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement prospectus will be mailed to shareholders of Anthem and stockholders of WellPoint. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903, or from WellPoint Investor Relations at 1 WellPoint Way, Thousand Oaks, CA 91362.

 PARTICIPANTS IN SOLICITATION

Anthem, WellPoint and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Anthem’s Current Report on Form 8-K, which was filed with the SEC on October 27, 2003, contains information regarding Anthem’s participants and their interests in the solicitation. Information concerning WellPoint’s participants is set forth in the proxy statement, dated March 31, 2003, for WellPoint’s 2003 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of Anthem’s and WellPoint’s participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC.

3

news release

Anthem and WellPoint to Merge

Combination Will Create Nation’s Leading Health Benefits Company

Indianapolis, IN and Thousand Oaks, CA – October 27, 2003 – Anthem, Inc. (NYSE: ATH) and WellPoint Health Networks Inc. (NYSE: WLP), today announced that they have signed a definitive merger agreement that will create the nation’s leading health benefits company.  The combined company will serve nearly 26 million medical members, and operate as a Blue Cross or Blue Cross Blue Shield licensee in 13 states.

Under the terms of the agreement, WellPoint’s shareholders will receive $23.80 in cash and one share of Anthem common stock per WellPoint share.  The total value of the transaction is approximately $16.4 billion based on Anthem’s October 24, 2003 closing stock price. The merger is expected to close by mid-2004, subject to regulatory and shareholder approvals.

Benefits of Affiliation

“Today marks an historic event for both of our companies.  This strategic merger combines the operational, financial and human resources of two great companies and positions the enterprise as a leader in the health benefits industry, a testament to the value and strength of the Blue Cross Blue Shield brand,” said Larry Glasscock, chairman, president and chief executive officer of Anthem.  “Bringing together the long-held traditions of customer focus and operational excellence from each company provides an opportunity to create an even stronger organization that will provide the very best in products, services and information to our members and the health care professionals who serve them.”

“Advancing medical technology, the Baby Boomer generation and expanding consumer expectations continue to strain the American health care system,” said Leonard Schaeffer, chairman and chief executive officer of WellPoint.  “We want to take the lead in addressing these challenges.  This merger creates the nation’s leading health benefits company with an outstanding opportunity to set the industry standard and better serve our members, employer groups, physicians and hospitals, agents and brokers, and our communities.”

“Our vision is to redefine the industry by providing more value to our constituents through innovative, choice-based products, significant service enhancements, simplified transactions, and better access to information for quality care,” added Schaeffer.

Glasscock further commented, “This affiliation creates additional opportunities for both companies to expand collaborative reimbursement programs that reward physicians and hospitals for clinical quality. The associates of our combined company will also be given tremendous opportunities for personal growth and development across a much larger organization.”

“Additionally, both companies have demonstrated a strong history of community involvement and commitment to charitable causes and public health initiatives.  The combined company will

1

continue to build on those traditions in the communities where we live and work,” added Glasscock.

Both Glasscock and Schaeffer emphasized that through this affiliation, customers, providers, shareholders, and associates would benefit from:

•                  Complementary cultures centered on anticipating customer needs and providing quality service;

•                  Strong, collaborative relationships with customers, providers and regulators;

•                  Combined size and scale that creates the leading company in the health benefits industry;

•                  Expanded geographical diversity with a local focus and national reach;

•                  Significant growth opportunities in regional and national markets; and

•                  Substantial opportunities for operational synergies and cost savings that will contribute to keeping premiums affordable for customers.

This transaction is expected to be modestly dilutive to 2004 earnings per share and accretive thereafter.  At least $50 million pre-tax synergies are expected to be realized in 2004 and approximately $175 million in 2005, with annual pre-tax synergies of at least $250 million expected to be fully realized on an annual basis by 2006.

New Organization

The combined company’s name will be WellPoint, Inc. The corporate headquarters will be located in Indianapolis, Indiana.

After the closing, the Board of Directors of the combined company will include 12 members from Anthem’s Board and 8 members from WellPoint’s Board.  Leonard Schaeffer will serve as Chairman of the Board.  Larry Glasscock will be President and Chief Executive Officer of the combined company.  WellPoint’s Chief Financial Officer, David Colby, will be Executive Vice President and Chief Financial Officer.  Michael Smith, Anthem’s current Executive Vice President and Chief Financial Officer, will co-chair the merger transition and integration team along with Alice Rosenblatt, WellPoint’s Executive Vice President, Integration Planning/Implementation and Chief Actuary.  Upon completion of this assignment, Michael Smith will retire in accordance with his previously announced plans.

Both WellPoint and Anthem have established a regional operating model that emphasizes local decision-making.  The combined company will remain committed to a regional structure with the current regional leaders participating in the integration process to ensure that best practices and operational synergies are realized across all geographic markets.  To assure continuity of leadership, the Presidents of WellPoint’s Blue Plans will be asked to continue in their current roles.

The local Blue branded businesses will continue to operate in their markets under current brand names.  The combined company will also continue to use the UNICARE and HealthLink brands.

2

Company Facts

	Anthem	WellPoint*	Combined

As of Sept. 30, 2003

Medical Membership	12 million	14 million	26 million
Employees	20,000	20,000	40,000
Assets	$13.2 billion	$13.9 billion	$27.1 billion

Last 12 Months Ended Sept. 30, 2003

Revenues	$16.5 billion	$19.4 billion	$35.9 billion
Net Income	$737.4 million	$843.7 million	$1.6 billion

* Includes no income statement impact associated with the September 24, 2003 acquisition of Cobalt and does not include BlueCard host membership for WellPoint.

Conference Call and Webcast

Anthem and WellPoint will host a joint conference call and webcast today at 8:00 am Eastern Standard Time (EST) to discuss their definitive merger agreement and their respective third quarter earnings results.  The conference call can be accessed by dialing 800-289-0494 (International 913-981-5520).  No pass-code is required.  The webcast and presentation slides can be accessed at Anthem’s web site, www.anthem.com, or WellPoint’s web site, www.wellpoint.com under Investor Relations.  Please visit the website or dial in at least 15 minutes in advance.  A replay of the call will be available after 10:30 a.m. EST on October 27, 2003 until the end of the day on November 10, 2003 by dialing 888-203-1112 (International 719-457-0820), pass-code 727923.

Please note that the previously scheduled conference calls for October 28, 2003 and October 29, 2003 for WellPoint and Anthem, respectively, have been cancelled due to the distribution of this press release and today’s conference call.

Contacts:	Anthem	WellPoint

	Investor Relations	Investor Relations
	Tami Durle, 317-488-6390	John Cygul, 805-557-6789

	Media	Media
	Ed West, 317-488-6100	Ken Ferber, 805-557-6794

3

About Anthem

Anthem, Inc. is an Indiana-domiciled publicly traded company that, through its subsidiary companies, provides health care benefits to more than 11.8 million people and specialty benefits to 12.1 million people.  Anthem is the fifth largest publicly traded health benefits company in the United States and an independent licensee of the Blue Cross Blue Shield Association.  Anthem is the Blue Cross and Blue Shield licensee for Indiana, Kentucky, Ohio, Connecticut, New Hampshire, Colorado, Nevada, Maine and Virginia, excluding the immediate suburbs of Washington, D.C.  Anthem had assets of $13.2 billion as of September 30, 2003 and full year 2002 revenue of $13.3 billion.  More information about Anthem is available at www.anthem.com.

About WellPoint

WellPoint serves the health care needs of more than 14 million medical members and more than 44 million specialty members nationwide through Blue Cross of California, Blue Cross and Blue Shield of Georgia, Blue Cross and Blue Shield of Missouri, Blue Cross & Blue Shield United of Wisconsin, HealthLink and UNICARE. Visit WellPoint on the Web at www.wellpoint.com. Blue Cross of California, Blue Cross and Blue Shield of Georgia, Blue Cross and Blue Shield of Missouri and Blue Cross & Blue Shield United of Wisconsin are independent licensees of the Blue Cross and Blue Shield Association.

Safe Harbor Statement Under the

Private Securities Litigation Reform Act of 1995

This press release contains certain forward-looking information about Anthem, Inc. (“Anthem”), WellPoint Health Networks Inc. (“WellPoint”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts.  Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements.  These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance.  Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem and WellPoint, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.  These risks and uncertainties include:  those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Anthem and WellPoint; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem’s merger with WellPoint, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or

4

suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; future bio-terrorist activity or other potential public health epidemics; and general economic downturns.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.  Neither Anthem nor WellPoint undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.  Readers are also urged to carefully review and consider the various disclosures in Anthem’s and WellPoint’s various SEC reports, including but not limited to Annual Reports on Form 10-K for the year ended December 31, 2002 and Quarterly Reports on Form 10-Q for the reporting periods of 2003.

Additional Information and Where to Find It

This press release may be deemed to be solicitation material in respect of the proposed merger of Anthem and WellPoint.  In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC.  SHAREHOLDERS OF ANTHEM AND STOCKHOLDERS OF WELLPOINT ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  The final joint proxy statement prospectus will be mailed to shareholders of Anthem and stockholders of WellPoint.  Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903, or from WellPoint Investor Relations at 1 WellPoint Way, Thousand Oaks, CA 91362.

Participants in Solicitation

Anthem, WellPoint and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Anthem’s Current Report on Form 8-K, to be filed with the SEC on October 27, 2003, will contain information regarding Anthem’s participants and their interests in the solicitation.  Information concerning WellPoint’s participants is set forth in the proxy statement, dated March 31, 2003, for Wellpoint’s 2003 annual meeting of stockholders as filed with the SEC on Schedule 14A.  Additional information regarding the interests of Anthem’s and WellPoint’s participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.

5

WellPoint WorkSite | Merger Transition Planning | The Transition Planner - Microsoft Internet Explorer provided by WellPoint He

File Edit View Favorites Tools Help

Address http://teamsite.wellpoint.com/iw/cci/meta/no-injection/iw-mount/intranet/main/Corporate/CorpDepts/WORKAREA/JSilver-Hill/zz_tst_sico60_1_preview.asp

WELLPOINT

WorkSite

WLP Stock Quote: 75.76 +5.16 as of Jul 24, 4:04 PM Eastern

SEARCH: Associates WorkSite

last name, first

Merger Transition Planning

The Transition Planner

The Transition Planner

0 Hierarchical Menu Trees Created | Internet

Start | Inbox - Microsoft Outlook | TeamSite - Microsoft Int... | RE: Site navigation - Mes... | TeamSite Templating Dat... | WellPoint WorkSite | ... | 2:27 PM

Link to searchable text of slide shown above

WellPoint WorkSite | Merger Transition Planning | The Transition Planner - Microsoft Internet Explorer provided by WellPoint He
File Edit View Favorites Tools Help
Back Search Favorites Media
Address http://teamsite.wellpoint.com/iw/cci/meta/ni-np/iw-mount/intranet/main/Corporate/CorpDepts/WORKAREA/JSilver-Hill/MergerTransPlan/Newsletter_planner.asp
Go Links
Search for
Web Search
Rank: 12,312
WELLPOINT
WorkSite
WLP Stock Quote: 75.76 +5.16 as of Jul 24, 4:04 PM Eastern
SEARCH: Associates WorkSite
last name, first
GO
HOME
COMPANY WEB SITES
CORPORATE LINKS
DIVISION LINKS
CONTACT
SITE MAP
MY E-MAIL
Merger Transition Planning
The Transition Planner
Msgs. from Mr. Schaeffer
Merger Q&A
Merger Details
Merger in the News
The Transition Planner
Main Page
The Transition Planner
Merger Status
The Transition Planner
The Transition Planner (Volume 1, Issue 1) - April 1, 2004
0 Hierarchical Menu Trees Created
Internet
Start
Inbox - Microsoft Outl...
TeamSite - Microsoft I...
Microsoft PowerPoint ...
TeamSite Templating ...
WellPoint WorkSite...
9:47 AM

Link to searchable text of slide shown above

The Transition Planner (Volume 1, Issue 1) – April 1, 2004

The content of this document may be found in the 425 filed by WellPoint Health Networks Inc. on April 5, 2004.

WellPoint WorkSite | Merger Transition Planning | Regulatory Updates - Microsoft Internet Explorer provided by WellPoint Health

File Edit View Favorites Tools Help

Address http://teamsite.wellpoint.com/iw/cci/meta/ni-np/iw-mount/intranet/main/Corporate/CorpDepts/WORKAREA/JSilver-Hill/MergerTransPlan/status_updates.asp

WELLPOINT

WorkSite

WLP Stock Quote: 75.76 +5.16 as of Jul 24, 4:04 PM Eastern

SEARCH: Associates WorkSite

last name, first

Merger Transition Planning

Regulatory Updates

Merger
Status

0 Hierarchical Menu Trees Created

Start | Inbox - Microsoft Outl... | TeamSite - Microsoft I... | Microsoft PowerPoint ... | TeamSite Templating ... | WellPoint WorkSite... | 9:48 AM

Link to searchable text of slide shown above

WellPoint WorkSite | Merger Transition Planning | Merger Meter - Microsoft Internet Explorer provided by WellPoint Health Netwo

File Edit View Favorites Tools Help

Back Search Favorites Media

Address http://teamsite.wellpoint.com/iw/cci/meta/ni-np/iw-mount/intranet/main/Corporate/CorpDepts/WORKAREA/JSilver-Hill/MergerTransPlan/status_meter.asp Go

WELLPOINT WorkSite

WLP Stock Quote: 75.76 +5.16 as of Jul 24, 4:04 PM Eastern

SEARCH: Associates WorkSite

last name, first GO

Merger Transition Planning

Merger Meter

Merger Status

Sign Definitive Agreement
Integration-Planning Kick-off Meeting
Creation of Merger Transition Planning Teams
Hart-Scott-Rodino* Filing
Hart-Scott-Rodino* Clearance
BCBS Association Approval
Completion of SEC Review Process
Close of Transaction
Shareholder Approval
State Regulatory Approvals

* Justice Department

0 Hierarchical Menu Trees Created | Internet

Start | Inbox - Microsoft... | JessicaSlvHill's ... | TeamSite - Micro... | Merger Planning ... | Microsoft Power... | WellPoint Wo... | 6:19 PM

Link to searchable text of slide shown above

Searchable text section of graphics shown above

Welcome to the Merger Transition Planning Site

Please acknowledge that you have read and agree to the following legal restrictions surrounding the WellPoint/Anthem merger by clicking on the “I ACCEPT THESE GUIDELINES” button below.

1.      Although WellPoint and Anthem have signed a definitive merger agreement, they remain separate companies and must continue to conduct separate business operations until closing. They may not create the impression that they have already merged or are working as a single organization.

2.      WellPoint and Anthem must take certain precautions and follow specific guidelines when communicating with one another.

a.)           General planning discussions among identified integration teams and ordinary contact at industry events (such as trade association meetings and Blue Cross Blue Shield Association activities) is permitted. However, actual integration of corporate functions is prohibited until closing.

b.)          Sharing competitive information, such as provider reimbursement rates, PBM pricing or rates charged to insured or self-insured customers; making joint proposals to potential customers; making any explicit or implicit agreements not to compete for new or existing business; negotiating joint agreements with third parties (such as vendors, hospitals and other health care professionals) is inappropriate while the merger is pending.

Inappropriate activity between WellPoint and Anthem prior to closing could subject you and WellPoint to legal action, including fines and other penalties.

I ACCEPT THESE GUIDELINES

Additional Information and Where to Find It

The information in the Merger Transition Planning Site may be deemed to be solicitation material in respect of the proposed merger of Anthem and WellPoint. In connection with the proposed transaction, Anthem has filed on November 26, 2003 a registration statement on Form S-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the U.S. Securities and Exchange Commission (“SEC”). Anthem will file a definitive registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. SHAREHOLDERS OF ANTHEM AND STOCKHOLDERS OF WELLPOINT ARE ENCOURAGED TO READ THE DEFINITIVE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Anthem and stockholders of WellPoint. Investors and securityholders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903, or from WellPoint Investor Relations at 1 WellPoint Way, Thousand Oaks, CA 91362.

2.      WellPoint and Anthem must take certain precautions and follow specific guidelines when communicating with one another.

a.)           General planning discussions among identified integration teams and ordinary contact at industry events (such as trade association meetings and Blue Cross Blue Shield Association activities) is permitted. However, actual integration of corporate functions is prohibited until closing.

b.)          Sharing competitive information, such as provider reimbursement rates, PBM pricing or rates charged to insured or self-insured customers; making joint proposals to potential customers; making any explicit or implicit agreements not to compete for new or existing business; negotiating joint agreements with third parties (such as vendors, hospitals and other health care professionals) is inappropriate while the merger is pending.

Inappropriate activity between WellPoint and Anthem prior to closing could subject you and WellPoint to legal action, including fines and other penalties.

I ACCEPT THESE GUIDELINES

Additional Information and Where to Find It

The information in the Merger Transition Planning Site may be deemed to be solicitation material in respect of the proposed merger of Anthem and WellPoint. In connection with the proposed transaction, Anthem has filed on November 26, 2003 a registration statement on Form S-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the U.S. Securities and Exchange Commission (“SEC”). Anthem will file a definitive registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. SHAREHOLDERS OF ANTHEM AND STOCKHOLDERS OF WELLPOINT ARE ENCOURAGED TO READ THE DEFINITIVE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Anthem and stockholders of WellPoint. Investors and securityholders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903, or from WellPoint Investor Relations at 1 WellPoint Way, Thousand Oaks, CA 91362.

Readers are also urged to carefully review and consider the various disclosures in Anthem’s and WellPoint’s various SEC reports, including but not limited to Anthem’s and WellPoint’s annual reports on Form 10-K for the year ended December 31, 2003.

Participants in Solicitation

Anthem, WellPoint and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning Anthem’s participants is set forth in the proxy statement, dated April 16, 2004, for Anthem’s 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning WellPoint’s participants is set forth in WellPoint’s annual report on Form 10-K for the year ended December 31, 2003, as amended by Amendment No.1 on Form 10-K/A as filed with the SEC. Additional Information regarding the interests of Anthem’s and WellPoint’s participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.

[WELLPOINT(R) LOGO]		[GRAPHIC]							[GRAPHIC]
WorkSite
HOME	|	COMPANY WEB SITES	|	CORPORATE LINKS	|	DIVISION LINKS	|	CONTACT	|	SITE MAP	|	MY E-MAIL

Merger Transition Planning

•   Msgs. from Mr. Schaeffer

•   Merger Q&A

•   Merger Details

•   Merger in the News

•   The Transition Planner

•   Merger Status

[GRAPHIC]

Welcome to the WellPoint/Anthem Merger Transition Planning Site

Thank you for reading and complying with the following legal restrictions surrounding the WellPoint/Anthem merger.

1.       Although WellPoint and Anthem have signed a definitive merger agreement, they remain separate companies and must continue to conduct separate business operations until closing. They may not create the impression that they have already merged or are working as a single organization.

2.       WellPoint and Anthem must take certain precautions and follow specific guidelines when communicating with one another.

a.)   General planning discussions among identified integration teams and ordinary contact at industry events (such as trade association meetings and Blue Cross Blue Shield Association activities) is permitted. However, actual integration of corporate functions is prohibited until closing.

b.)   Sharing competitive information, such as provider reimbursement rates, PBM pricing or rates charged to insured or self-insured customers; making joint proposals to potential customers; making any explicit or implicit agreements not to compete for new or existing business; negotiating joint agreements with third parties (such as vendors, hospitals and other health care professionals) is inappropriate with the merger is pending.

Inappropriate activity between WellPoint and Anthem prior to closing could subject you and WellPoint to legal action, including fines and other penalties.

Additional Information and Where to Find It

The information in the Merger Transition Planning Site may be deemed to be solicitation material in respect of the proposed merger of Anthem and WellPoint. In connection with the proposed transaction, Anthem has filed on November 26, 2003 a registration statement on Form S-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the U.S. Securities and Exchange Commission (“SEC”). Anthem will file a definitive registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. SHAREHOLDERS OF ANTHEM AND STOCKHOLDERS OF WELLPOINT ARE ENCOURAGED TO READ THE DEFINITIVE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Anthem and stockholders of WellPoint. Investors and securityholders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903, or from WellPoint Investor Relations at 1 WellPoint Way, Thousand Oaks, CA 91362.

the U.S. Securities and Exchange Commission (SEC).  Anthem file a definitive registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. SHAREHOLDERS OF ANTHEM AND STOCKHOLDERS OF WELLPOINT ARE ENCOURAGED TO READ THE DEFINITIVE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Anthem and stockholders of WellPoint. Investors and securityholders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903, or from WelllPoint Investor Relations at 1 WellPoint Way, Thousand Oaks, CA 91362.

Readers are also urged to carefully review and consider the various disclosures in Anthem’s and WellPoint’s various SEC reports, including but not limited to Anthem’s and WellPoint’s annual reports on Form 10-K for the year ended December 31, 2003.

Participants in Solicitation

Anthem, WellPoint and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning Anthem’s participants is set forth in the proxy statement, dated April 16, 2004 for Anthem’s 2004, annual meeting of shareholders as filled with SEC on Schedule 14A. Information concerning WellPoint’s participants is set forth in WellPoint’s annual report on form 10-K for the year ended December 31, 2003, as amended by Amendment No.1 on Form 10-K/A as filed with the SEC. Additional information regarding the interests of Anthem’s and WellPoint’s participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.

Messages from Leonard Schaeffer

Merger Transition Planning

•   Msgs. from Mr. Schaeffer

Main Page

Chairman’s Reports

WLP’s Continued Excellence

The Future of Health Care

Presentations

•   Merger Q&A

•   Merger Details

•   Merger in the News

•   The Transition Planner

•   Merger Status

[GRAPHIC]

[PHOTO]

Our vision is to redefine the industry by providing more value to our customers through innovative, choice-based products, significant service enhancements, simplified transactions and better access to information for quality care.

This merger will create the nation’s leading health benefits company, with an outstanding opportunity to set the industry standard and better serve our members, employer groups, physicians and hospitals, agents and brokers and our communities.

/s/ Leonard D. Schaeffer
Leonard D. Schaeffer
Chairman & Chief Executive Officer
WellPoint

Leonard Schaeffer Merger Announcement

Email Distribution from Leonard Schaeffer - 10/27/03	[GRAPHIC]

Chairman’s Reports

Chairman’s Report 138 - March 2004	[GRAPHIC]

The purpose of this report is to describe the pending merger with Anthem and how it enhances our leadership position in what may be the fastest growing sector of the economy over the next 10 years.

Note: All Chairman’s Reports are in Adobe PDF format. If you do not have Acrobat Reader, click here to download. To request hard copies, contact Investor & Corporate Communications at 805-557-6797.

WellPoint’s Continued Excellence

This merger will bring together two of the strongest health benefits companies in the nation, creating a new leader in the industry, both in terms of size and quality products and services that we provide our customers. The new WellPoint will be a combination of two outstanding organizations that share common values, have complementary strategies and demonstrate a track record of achievement.

The excellence of WellPoint’s associates and the leadership of our Board of Directors have led to growing national recognition for our company. The new company will be named WellPoint, Inc., the most admired name in the health benefits industry.

•             WellPoint Named FORTUNE Magazine’s “Most Admired Health Care Company” for the Sixth Consecutive Year (2004)

•             WellPoint on BusinessWeek’s “BW50” List of Top 50 Performing Public Companies for Three Consecutive Years (#3 in 2004)

•             WellPoint Named to Forbes Magazine’s “Platinum 400 Honor Roll” of Best Managed Companies in America; Sixth Consecutive Year in Top Ten (2004)

•             WellPoint Ranked One of Top Four Companies for Executive Women by National Association for Female Executives; Fourth Consecutive Year in Top Ten (2004)

•             WellPoint Ranked Number Two in a Survey of FORTUNE 1000 California-based

•             WellPoint on BusinessWeek’s “BW50” List of Top 50 Performing Public Companies for Three Consecutive Years (#3 in 2004)

•             WellPoint Named to Forbes Magazine’s “Platinum 400 Honor Roll” of Best Managed Companies in America; Sixth Consecutive Year in Top Ten (2004)

•             WellPoint Ranked One of Top Four Companies for Executive Women by National Association for Female Executives; Fourth Consecutive Year in Top Ten (2004)

•             WellPoint Ranked Number Two in a Survey of FORTUNE 1000 California-based Companies for Gender Diversity by Corporate Women Directors International (2004)

•             David Colby Named Best Chief Financial Officer in America for the Managed Care Sector by Institutional Investor Magazine (2004)

•             WellPoint Named Winner of Catalyst Award- Achievement in Advancement of Women in Executive Ranks Cited (2003)

•             WellPoint Pharmacy Management Ranked Highest in J.D. Power and Associates 2003 Prescription Drug Benefits and Services Report (2003)

•             WellPoint CEO Named One of Top 25 Managers by BusinessWeek Magazine (2001)

•             WellPoint Named One of Top 25 Sales Forces in America by Sales and Marketing Management Magazine (2000)

•             WellPoint CEO Named to WORTH Magazine’s Best 50 CEOs List (1999)

WellPoint and Anthem each has demonstrated a strong history of community involvement and commitment to charitable causes and public health initiatives. The new WellPoint will continue to build on those traditions in the communities we serve.

More details on the majority of the accolades listed above can be found in the Investor Relations & Corporate Communications site on the Press Releases page.

The Future of Health Care

There are many challenges in the health care system today and we expect even greater challenges ahead, including the cost of advancing medical technology, the wave of aging Baby Boomers and expanding consumer expectations. These will all continue to strain the American health care system. We want to take the lead in addressing these challenges. Our vision is to redefine the industry by providing more value to our customers through innovative, choice-based products, significant service enhancements, simplified transactions and better access to information for quality care.

This merger positions us to make a meaningful and a positive impact on the financing of and delivery of health care in the United States. The WellPoint Board of Directors approved this merger because they felt doing so would ensure our ability to best serve our customers at this critical point in our nation’s health care history.

This combination will create the nation’s leading health benefits company, with an outstanding platform to set the industry standard, and better serve our members, employer groups, physicians and hospitals, agents and brokers, and our communities. This additional size and scale will afford our combined entity significant advantages, including the ability to spread administrative costs over a much larger membership base, and will allow us to keep our services more affordable for existing and for new customers.

Presentations

WellPoint - Anthem: About the Merger - 3/31/04

(PowerPoint Deck)

WellPoint and Anthem Investor Presentation - 5/5/04	[GRAPHIC]

Merger Q&A

Merger Transition Planning

•   Msgs. from Mr. Schaeffer

•   Merger Q&A

Main Page

Merger Q&A

Ask Your Question

•   Merger Details

•   Merger in the News

•   The Transition Planner

•   Merger Status

[GRAPHIC]

The Merger Q&A portion of the Merger Transition Planning Site is designed to provide WellPoint associates with the latest questions and answers regarding the merger of WellPoint and Anthem.

If any of your questions are not answered by the information provided within this site, please use the “Ask Your Question” form to submit a question to the Merger Transition Planning Team.  Questions will be answered as promptly as possible.

WellPoint - Anthem Merger Associate Q&A - 10/27/03	[GRAPHIC]

Employee Stock Purchase Plan - Q&A on Merger Impact - 12/12/03	[GRAPHIC]

Ask Your Question

This email form is designed to facilitate confidential communication between associates and the WellPoint Merger Transition Planning Team concerning the pending merger.

You will receive a response via email within two to four weeks, depending on the research required.

Unless it is necessary to the research of your query, your identity will be kept confidential. However, we do need your identity in order to respond personally to your query. Questions and answers of general interest may be reprinted and published to share with associates.  In the case of publishing, your identity will be kept confidential.

The following information is optional; required if personal response is desired:

Name :

Email Address:

Work Phone:	(area code included)

Merger-Related Subject:	4/13/2004

Type your question below:

[GRAPHIC]

This email form is designed to facilitate confidential communication between associates and the WellPoint Merger Transition Planning Team concerning the pending merger.

You will receive a response via email within two to four weeks, depending on the research required.

Unless it is necessary to the research of your query, your identity will be kept confidential. However, we do need your identity in order to respond personally to your query. Questions and answers of general interest may be reprinted and published to share with associates. In the case of publishing, your identity will be kept confidential.

The following information is optional; required if personal response is desired:

Name :

Email Address:

Work Phone:	(area code included)

Merger-Related Subject:	5/3/2004

Type your question below:

[GRAPHIC]

Site Contact: Corporate Communication

Email: Heather.Rim@WellPoint.Com

Fact Sheets

Merger Transition Planning

•   Msgs. from Mr. Schaeffer

•   Merger Q&A

•   Merger Details

Fact Sheets

HR Communications

•   Merger in the News

•   The Transition Planner

•   Merger Status

[GRAPHIC]

Facts About the Combined Company - 3/31/04

(PowerPoint Slide)

WellPoint/Anthem Merger Fact Sheet - 10/21/03	[GRAPHIC]

Human Resources Communications

[GRAPHIC]

Employee Stock Purchase Plan - Q&A on Merger Impact
Email Distribution from Tom VanBerkem - 12/12/03	[GRAPHIC]

Press Releases

Merger Transition Planning

•   Msgs. from Mr. Schaeffer

•   Merger Q&A

•   Merger Details

•   Merger in the News

Press Releases

•   The Transition Planner

•   Merger Status

[GRAPHIC]

Anthem- WellPoint Merger Gets Blue Cross Blue Shield Association Approval - 3/24/04

This is another milestone in the completion of the transaction, which the companies continue to expect to close by mid-year.  [GRAPHIC]

Anthem and WellPoint to Merge - 10/27/03

Combination will create nation’s leading health benefits company.	[GRAPHIC]

The Transition Planner

Merger Transition Planning

•   Msgs. from Mr. Schaeffer

•   Merger Q&A

•   Merger Details

•   Merger in the News

•   The Transition Planner

Main Page

The Transition Planner

•   Merger Status

[GRAPHIC]

The Transition Planner is a publication designed to keep you informed about the planned merger of WellPoint and Anthem and related transition-planning activities. The Transition Planner will be the primary communication vehicle for associates during the transition planning process.

Throughout the merger process, you will receive a new edition each month, provided there is new and valuable information to share. And because our goal is to keep you up-to-date on the progress of the transition-planning process, we will also publish special editions if critical developments arise between regular issues.

Effective communication is two-way, and we want to know about questions and concerns you have. You may submit your questions on the Ask Your Question page of this site in the Merger Q&A section.

As we move through the merger process in the months ahead, we hope you’ll find The Transition Planner to be a valuable resource. While it is important to keep informed, we must all stay focused on serving our customers and achieving our 2004 goals, as these remain our top priorities

The Transition Planner (Volume 1, Issue 1) - April 1, 2004   [GRAPHIC]

Regulatory Updates

Merger Transition Planning

•   Msgs. from Mr. Schaeffer

•   Merger Q&A

•   Merger Details

•   Merger in the News

•   The Transition Planner

•   Merger Status

Regulatory Updates

Merger Meter

[GRAPHIC]

WellPoint currently expects the transaction with Anthem to close in mid-2004. The Company is working through the regulatory approval process, which includes obtaining the approval of state regulators in various states and both companies’ shareholders. The merger recently received clearance from the U.S. Department of Justice and approval from the Blue Cross Blue Shield Association

WellPoint and Anthem will continue to communicate information about the status of the merger as additional approvals are obtained. Once the merger closes, communications with all associates will accelerate to keep you informed about the integration progress.

Please check the merger meter for updates on specific milestones.

Merger Meter

[GRAPHIC]

[GRAPHIC]

Sign Definitive Agreement	Integration-Planning	Creation of
Agreement	Kick-off Meeting	Merger Transition
Planning Teams

Hart-Scott-Rodino*	Hart-Scott-Rodino	BCBS Association
Filing	Clearance	Approval

Completion of SEC
Review Process

[GRAPHIC]

Close of Transaction
State Regulatory Approvals	Shareholder Approval

*   Justice Department